Independent Auditors' Consent


The Board of Directors and Shareholders
The Nevis Fund, Inc.:

We consent to the use of our report dated July 3, 2003, incorporated herein by reference, with respect to the statement of net assets of The Nevis Fund, Inc., as of May 31, 2003, and the related statements of operations, changes in net assets and the financial highlights for the year then ended, and to the references to our firm under the headings "Financial Highilights" in the Prospectus and "Experts" in the Statement of Additional Information in or made part of this Post-Effective Amendment No. 6 to the Registration Statement File No. 333-47467.

/s/ KPMG LLP

Philadelphia, Pennsylvania
September 24, 2003